UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: October 20, 2017

2

EXHIBIT INDEX

Exhibit 99.1—Press Release

Exhibit 99.2—Notice of Annual General Meeting

Exhibit 99.3—Form of Proxy for Annual General Meeting

Exhibit 99.4—Depositary Notice to ADS Holders

Exhibit 99.5—Depositary Notice to Restricted ADS Holders

Exhibit 99.6—Voting Card for ADS Holders

Exhibit 99.7—Voting Card for Restricted ADS Holders

3

Exhibit 99.1

Noah Holdings Limited to Hold 2017 Annual General Meeting on December 1, 2017

SHANGHAI, October 19, 2017 /PRNewswire/ — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced that it will hold its 2017 annual general meeting (“AGM”) of shareholders at Seaview Resort Xiamen, No. 3999, the South Ring Road, Siming District, Xiamen, Fujian Province, 361005, People’s Republic of China on December 1, 2017 at 2:00 p.m. local time. At the AGM, shareholders will be asked to approve a new 2017 Share Incentive Plan, which has previously been approved by the Company’s Board of Directors.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on October 20, 2017.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend, and to vote at, the AGM and any adjournment or postponement thereof in person.    Beneficial owners of the Company’s American depositary shares (“ADSs”) are also welcome to attend the AGM in person but must act through Citibank, N.A., the depositary of the Company’s ADS program, to exercise their voting rights for the underlying Class A ordinary shares.

The notice of the AGM, which sets forth the resolution to be submitted for shareholder approval at the AGM, is available on the Investor Relations section of the Company’s website at IR@noahwm.com. Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.noahwm.com, or by sending an email to IR@noahwm.com.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the first half of 2017, Noah distributed RMB65.6 billion (US$9.7 billion) of wealth management products. Through our subsidiary, Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), we had assets under management of RMB138.7 billion (US$20.5 billion) as of June 30, 2017.

Our wealth management business primarily distributes onshore and offshore fixed income products, private equity products, secondary market products and insurance products. Noah delivers customized financial solutions to clients through a network of 1,259 relationship managers across 205 branches and sub-branches in 76 cities in China, and serves the international investment needs of its clients through wholly owned subsidiaries in Hong Kong and the United States. The Company’s wealth management business had 164,728 registered clients as of June 30, 2017. As our asset management subsidiary and a leading alternative asset manager in China, Gopher Asset Management manages private equity, real estate, secondary market credit and other investments denominated in both Renminbi and foreign currencies. We also provide internet financial services, including online wealth management, micro-lending and payment processing services.

For more information, please visit Noah at ir.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

Exhibit 99.2

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NOAH)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 1, 2017

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Noah Holdings Limited (the “Company”) will be held at Seaview Resort Xiamen, No. 3999, the South Ring Road, Siming District, Xiamen, Fujian Province, 361005, People’s Republic of China on December 1, 2017 at 2:00 p.m. (local time), for the purposes of considering and, if thought fit, passing the ordinary resolution to approve, confirm and ratify the adoption of the Company’s 2017 Share Incentive Plan, attached hereto as Exhibit A.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on October 20, 2017.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend, and to vote at, the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s American depositary shares (“ADSs”) are welcome to attend the AGM in person but must act through Citibank, N.A., the depositary of the Company’s ADS program to exercise their voting rights for the underlying ordinary shares. In order to assist us in our preparation for the annual general meeting, please RSVP by email to IR@noahwm.com.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.noahwm.com, or by sending an email to IR@noahwm.com.

By Order of the Board of Directors, Noah Holdings Limited

/s/ Jingbo Wang
Jingbo Wang
Chairwoman and Chief Executive Officer

Shanghai, China

October 20, 2017

Exhibit A

2017 Share Incentive Plan

NOAH HOLDINGS LIMITED

2017 SHARE INCENTIVE PLAN

ARTICLE 1

PURPOSE

The purpose of the Noah Holdings Limited 2017 Share Incentive Plan (the “Plan”) is to promote the success and enhance the value of Noah Holdings Limited, a company formed under the laws of the Cayman Islands (the “Company”), by linking the personal interests of the members of the Board, Employees, and Consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

2.2 “Applicable Accounting Standards” shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company’s financial statements under applicable securities laws from time to time.

2.3 “Award” means an Option, Restricted Share or Restricted Share Unit award granted to a Participant pursuant to the Plan.

2.4 “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.5 “Board” means the Board of Directors of the Company.

2.6 “Code” means the Internal Revenue Code of 1986 of the United States, as amended.

2.7 “Committee” means a committee of the Board described in Article 12.

2.8 “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Service Recipient to render such services.

2.9 “Corporate Transaction”, unless otherwise defined in an Award Agreement, means any of the following transactions, provided, however, that the Committee shall determine under (d) and (e) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(a) an amalgamation, arrangement or consolidation or scheme of arrangement (i) in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated or (ii) following which the holders of the voting securities of the Company do not continue to hold more than 50% of the combined voting power of the voting securities of the surviving entity;

(b) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(c) the complete liquidation or dissolution of the Company;

(d) any reverse takeover or series of related transactions culminating in a reverse takeover (including, but not limited to, a tender offer followed by a reverse takeover) in which the Company is the surviving entity but (A) the Company’s equity securities outstanding immediately prior to such takeover are converted or exchanged by virtue of the takeover into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such takeover or the initial transaction culminating in such takeover, but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction; or

(e) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction.

2.10 “Disability”, unless otherwise defined in an Award Agreement, means that the Participant qualifies to receive long-term disability payments under the Service Recipient’s long-term disability insurance program, as it may be amended from time to time, to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Service Recipient to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Committee in its discretion.

2.11 “Dividend Equivalents” means a right granted to a Participant pursuant to Article 9 to receive the equivalent value (in cash or securities) of dividends paid with respect to the Shares.

2.12 “Effective Date” shall have the meaning set forth in Section 13.1.

2.13 “Employee” means any person, including an officer or a member of the Board of the Company or any Parent or Subsidiary of the Company, who is in the employment of a Service Recipient, subject to the control and direction of the Service Recipient as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by a Service Recipient shall not be sufficient to constitute “employment” by the Service Recipient.

2.14 “Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended.

2.15 “Fair Market Value” means, as of any date, the value of Shares determined as follows:

(a) If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation, The New York Stock Exchange and The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b) If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c) In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith and in its discretion by reference to (i) the placing price of the latest private placement of the Shares and the development of the Company’s business operations and the general economic and market conditions since such latest private placement, (ii) other third party transactions involving the Shares and the development of the Company’s business operation and the general economic and market conditions since such sale, (iii) an independent valuation of the Shares, or (iv) such other methodologies or information as the Committee determines to be indicative of Fair Market Value and relevant.

2.16 “Incentive Share Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.17 “Independent Director” means a member of the Board who meets the independence standards under the applicable corporate governance rules of the stock exchange.

2.18 “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

2.19 “Non-Qualified Share Option” means an Option that is not intended to be an Incentive Share Option.

2.20 “Option” means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of Shares at a specified price during specified time periods. An Option may be either an Incentive Share Option or a Non-Qualified Share Option.

2.21 “Participant” means a person who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.22 “Parent” means a parent corporation under Section 424(e) of the Code.

2.23 “PRC” means the Peoples Republic of China.

2.24 “Plan” means this Noah Holdings Limited 2017 Share Incentive Plan, as it may be amended from time to time.

2.25 “Related Entity” means any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or Subsidiary of the Company holds a substantial ownership interest, directly or indirectly, or an affiliated entity that the Company controls through contractual arrangements and consolidates the financial results according to the Applicable Accounting Standards, which in each case is not a Subsidiary and which the Board designates as a Related Entity for purposes of the Plan .

2.26 “Restricted Share” means a Share awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.27 “Restricted Share Unit” means the right granted to a Participant pursuant to Article 7 to receive a Share at a future date.

2.28 “Securities Act” means the Securities Act of 1933 of the United States, as amended.

2.29 “Service Recipient” means the Company, any Parent or Subsidiary of the Company and any Related Entity to which a Participant provides services as an Employee, a Consultant or a Director.

2.30 “Share” means Class A ordinary shares of the Company, and such other securities of the Company that may be substituted for Shares pursuant to Article 11.

2.31 “Share Appreciation Right” or “SAR” means a right granted pursuant to Article 8 to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.32 “Share Payment” means (a) a payment in the form of Shares, or (b) an option or other right to purchase Shares as part of any bonus, deferred compensation or other arrangement made in lieu of all or any portion of the compensation granted pursuant to Article 9.

2.33 “Subsidiary” means any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company.

2.34 “Trading Date” means the closing of the first sale to the general public of the Shares pursuant to a registration statement filed with and declared effective by the U.S. Securities and Exchange Commission under the Securities Act.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to the provisions of Article 11 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) shall be 2,800,000.

(b) To the extent that an Award terminates, expires, or lapses for any reason, any Shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by the Company or any Parent or Subsidiary of the Company shall not be counted against Shares available for grant pursuant to the Plan. Shares delivered by the Participant or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). If any Restricted Shares are forfeited by the Participant or repurchased by the Company, such Shares may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Share Option to fail to qualify as an incentive Share option under Section 422 of the Code.

3.2 Shares Distributed. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury Shares (subject to Applicable Laws) or Shares purchased on the open market. Additionally, in the discretion of the Committee, American Depositary Shares in an amount equal to the number of Shares which otherwise would be distributed pursuant to an Award may be distributed in lieu of Shares in settlement of any Award. If the number of Shares represented by an American Depositary Share is other than on a one-to-one basis, the limitations of Section 3.1 shall be adjusted to reflect the distribution of American Depositary Shares in lieu of Shares.

ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1 Eligibility. Persons eligible to participate in this Plan include Employees, Consultants, and all members of the Board, as determined by the Committee.

4.2 Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals those to whom Awards shall be granted and shall determine the nature and amount of each Award.

4.3 Jurisdictions. In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides or is employed. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 3.1 of the Plan. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

ARTICLE 5

OPTIONS

5.1 General. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) Exercise Price. The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which may be a fixed or variable price related to the Fair Market Value of the Shares. The exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Laws, a downward adjustment of the exercise prices of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the affected Participants.

(b) Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Option granted under the Plan shall not exceed ten years, except as provided in Section 10.2. The Committee shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised, including setting any performance objectives or other vesting criteria.

(c) Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under the Applicable Laws, cash or check in Chinese Renminbi, (iii) cash or check denominated in any other local currency as approved by the Committee, (iv) Shares held for such period of time as may be required by the Committee in order to avoid adverse financial accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (v) after the Trading Date the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (vi) other property acceptable to the Committee with a Fair Market Value equal to the exercise price, or (vii) any combination of the foregoing. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.

(d) Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2 Incentive Share Options. Incentive Share Options may only be granted to Employees of the Company, a Parent or Subsidiary of the Company. Incentive Share Options may not be granted to Employees of a Related Entity or to Independent Directors or Consultants. The terms of any Incentive Share Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the following additional provisions of this Section 5.2:

(a) Expiration of Option. An Incentive Share Option may not be exercised to any extent by anyone after the first to occur of the following events:

(i) Ten years from the date it is granted, unless an earlier time is set in the Award Agreement, provided, however, that in the case an Incentive Share Option granted to a Participant who, at the time the Option is granted, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Share Option shall be five years from the date of grant thereof or such shorter term as set forth in the Award Agreement;

(ii) Thirty (30) days after the Participant’s termination of employment as an Employee; and

(iii) Thirty (30) days after the date of the Participant’s termination of employment or service on account of Disability or death. Upon the Participant’s Disability or death, any Incentive Share Options exercisable at the Participant’s Disability or death may be exercised by the Participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant’s last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Share Option or dies intestate, by the person or persons entitled to receive the Incentive Share Option pursuant to the applicable laws of descent and distribution.

(b) Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Share Options.

(c) Exercise Price. The exercise price of an Incentive Share Option shall be equal to the Fair Market Value on the date of grant. However, the exercise price of any Incentive Share Option granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company may not be less than 110% of Fair Market Value on the date of grant and such Option may not be exercisable for more than five years from the date of grant.

(d) Transfer Restriction. The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Share Option within (i) two years from the date of grant of such Incentive Share Option or (ii) one year after the transfer of such Shares to the Participant.

(e) Expiration of Incentive Share Options. No Award of an Incentive Share Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

(f) Right to Exercise. During a Participant’s lifetime, an Incentive Share Option may be exercised only by the Participant.

ARTICLE 6

RESTRICTED SHARES

6.1 Grant of Restricted Shares. The Committee, at any time and from time to time, may grant Restricted Shares to Participants as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Restricted Shares to be granted to each Participant.

6.2 Restricted Shares Award Agreement. Each Award of Restricted Shares shall be evidenced by an Award Agreement that shall specify the period of restriction, the number of Restricted Shares granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine. Unless the Committee determines otherwise, Restricted Shares shall be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

6.3 Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Share). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.4 Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

6.5 Certificates for Restricted Shares. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.6 Removal of Restrictions. Except as otherwise provided in this Article 6, Restricted Shares granted under the Plan shall be released from escrow as soon as practicable after the last day of the period of restriction. The Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 6.5 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to applicable legal restrictions. The Committee (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

ARTICLE 7

RESTRICTED SHARE UNITS

7.1 Grant of Restricted Share Units. The Committee, at any time and from time to time, may grant Restricted Share Units to Participants as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each Participant.

7.2 Restricted Share Units Award Agreement. Each Award of Restricted Share Units shall be evidenced by an Award Agreement that shall specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

7.3 Performance Objectives and Other Terms. The Committee, in its discretion, may set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of Restricted Share Units that will be paid out to the Participants.

7.4 Form and Timing of Payment of Restricted Share Units. At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Upon vesting, the Committee, in its sole discretion, may pay Restricted Share Units in the form of cash, in Shares or in a combination thereof.

7.5 Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Share Units that are at that time unvested shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Committee may (a) provide in any Restricted Share Unit Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Share Units.

ARTICLE 8

SHARE APPRECIATION RIGHTS

8.1 Grant of Share Appreciation Rights.

(a) A Share Appreciation Right may be granted to any Participant selected by the Committee. A Share Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement.

(b) A Share Appreciation Right shall entitle the Participant (or other person entitled to exercise the Share Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Share Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the Share Appreciation Right from the Fair Market Value of a Share on the date of exercise of the Share Appreciation Right by the number of Shares with respect to which the Share Appreciation Right shall have been exercised, subject to any limitations the Committee may impose.

8.2 Payment and Limitations on Exercise.

(a) Payment of the amounts determined under Section 8.1(a) above shall be in cash, in Shares (based on its Fair Market Value as of the date the Share Appreciation Right is exercised) or a combination of both, as determined by the Committee in the Award Agreement.

(b) To the extent payment for a Share Appreciation Right is to be made in cash the Award Agreements shall, to the extent necessary to comply with the requirements to Section 409A of the Code, specify the date of payment which may be different than the date of exercise of the Share Appreciation right. If the date of payment for a Share Appreciation Right is later than the date of exercise, the Award Agreement may specify that the Participant be entitled to earnings on such amount until paid.

(c) To the extent any payment under Section 8.1(a) is effected in Shares, it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

ARTICLE 9

OTHER TYPES OF AWARDS

9.1 Dividend Equivalents. Any Participant selected by the Committee may be granted Dividend Equivalents based on the dividends declared on the Shares that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Committee.

9.2 Share Payments. Any Participant selected by the Committee may receive Share Payments in the manner determined from time to time by the Committee; provided, that unless otherwise determined by the Committee such Share Payments shall be made in lieu of base salary, bonus, or other cash compensation otherwise payable to such Participant. The number of shares shall be determined by the Committee and may be based upon the performance criteria or other specific criteria determined appropriate by the Committee, determined on the date such Share Payment is made or on any date thereafter.

9.3 Term. Except as otherwise provided herein, the term of any Award of Dividend Equivalents or Share Payments shall be set by the Committee in its discretion.

9.4 Exercise or Purchase Price. The Committee may establish the exercise or purchase price, if any, of any Award of Share Payments.

9.5 Exercise Upon Termination of Employment or Service. An Award of Dividend Equivalents or Share Payments shall only be exercisable or payable while the Participant is an Employee, Consultant or a Director, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that an Award of Dividend Equivalents or Share Payments may be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change of Control of the Company, or because of the Participant’s retirement, death or Disability, or otherwise.

9.6 Form of Payment. Payments with respect to any Awards granted under this Article 9 shall be made in cash, in Shares or a combination of both, as determined by the Committee.

9.7 Award Agreement. All Awards under this Article 9 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by an Award Agreement.

ARTICLE 10

PROVISIONS APPLICABLE TO AWARDS

10.1 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the Discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

10.2 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

10.3 Limits on Transfer. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution. The Committee by express provision in the Award or an amendment thereto may permit an Award (other than an Incentive Share Option) to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant’s family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish. Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a “blind trust” in connection with the Participant’s termination of employment or service with the Company or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company’s lawful issue of securities.

10.4 Beneficiaries. Notwithstanding Section 10.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property jurisdiction, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

10.5 Share Certificates. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing the Shares pursuant to the exercise of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee. Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by Applicable Laws, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded on the books of the Company or, as applicable, its transfer agent or share plan administrator.

10.6 Paperless Administration. Subject to Applicable Laws, the Committee may make Awards, provide applicable disclosure and procedures for exercise of Awards by an internet website or interactive voice response system for the paperless administration of Awards.

10.7 Foreign Currency. A Participant may be required to provide evidence that any currency used to pay the exercise price of any Award was acquired and taken out of the jurisdiction in which the Participant resides in accordance with Applicable Laws, including foreign exchange control laws and regulations. In the event the exercise price for an Award is paid in Chinese Renminbi or other foreign currency, as permitted by the Committee, the amount payable will be determined by conversion from U.S. dollars at the official rate promulgated by the People’s Bank of China for Chinese Renminbi, or for jurisdictions other than the PRC, the exchange rate as selected by the Committee on the date of exercise.

ARTICLE 11

CHANGES IN CAPITAL STRUCTURE

11.1 Adjustments. In the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting the shares of Shares or the share price of a Share, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan.

11.2 Corporate Transactions. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, if the Committee anticipates the occurrence, or upon the occurrence, of a Corporate Transaction, the Committee may, in its sole discretion, provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise the vested portion of such Awards during a period of time as the Committee shall determine, or (ii) the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award, then such Award may be terminated by the Company without payment), or (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) payment of Award in cash based on the value of Shares on the date of the Corporate Transaction plus reasonable interest on the Award through the date as determined by the Committee when such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

11.3 Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 11, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

11.4 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares subject to an Award or the grant or exercise price of any Award.

ARTICLE 12

ADMINISTRATION

12.1 Committee. The Plan shall be administered by a committee of one or more members of the Board (the “Committee”) to whom the Board shall delegate the authority to grant or amend Awards to Participants other than any of the Committee members. Any grant or amendment of Awards to any Committee member shall then require an affirmative vote of a majority of the Board members who are not on the Committee. Notwithstanding the foregoing, the full Board, acting by majority of its members in office, shall conduct the general administration of the Plan if required by Applicable Law, and with respect to Awards granted to the Committee members, Independent Directors and executive officers of the Company and for purposes of such Awards the term “Committee” as used in the Plan shall be deemed to refer to the Board.

12.2 Action by the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

12.3 Authority of the Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Subject to Article 14, establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement;

(j) Reduce the exercise price per Share subject to an Option; and

(k) Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan, including design and adopt from time to time new types of Awards that are in compliance with Applicable Laws.

12.4 Decisions Binding. The Committee’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE 13

EFFECTIVE AND EXPIRATION DATE

13.1 Effective Date. The Plan shall become effective as of the date the Plan is adopted and approved by the Board and the Company’s shareholders (the “Effective Date”). The Plan will be deemed to be approved by the shareholders if it receives the affirmative vote of the holders of a majority of the share capital of the Company present or represented and entitled to vote at a meeting duly held in accordance with the applicable provisions of the Company’s Memorandum of Association and Articles of Association.

13.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 14

AMENDMENT, MODIFICATION, AND TERMINATION

14.1 Amendment, Modification, And Termination. With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with Applicable Laws, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice, and (b) unless the Company decides to follow home country practice, shareholder approval is required for any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 11), (ii) permits the Committee to extend the term of the Plan or the exercise period for an Option beyond ten years from the date of grant, or (iii) results in a material increase in benefits or a change in eligibility requirements. In the event the Company decides to follow home country practice, it shall so notify the New York Stock Exchange that it is exempted from submitting the amendment, modification or termination of the Plan for shareholder approval and the approval of Board and Committee shall suffice, if and to the extent required by the rules of the New York Stock Exchange.

14.2 Awards Previously Granted. Except with respect to amendments made pursuant to Section 14.1, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15

GENERAL PROVISIONS

15.1 No Rights to Awards. No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, employees, and other persons uniformly.

15.2 No Shareholders Rights. No Award gives the Participant any of the rights of a Shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

15.3 Taxes. No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws, including without limitation the PRC tax laws, rules, regulations and government order or the U.S. Federal, state or local tax laws, as applicable. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by Applicable Laws to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy any income and payroll tax liabilities applicable to the Participant with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for the applicable income and payroll tax purposes that are applicable to such supplemental taxable income.

15.4 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Service Recipient to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employment or services of any Service Recipient.

15.5 Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

15.6 Indemnification. To the extent allowable pursuant to Applicable Laws, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to Section 15.16 of the Plan, the Company’s Memorandum of Association and Articles of Association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.7 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

15.8 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

15.9 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.10 Fractional Shares. No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down as appropriate.

15.11 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by the Applicable Laws, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

15.12 Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all Applicable Laws, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

15.13 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the Cayman Islands.

15.14 Section 409A. To the extent that the Committee determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

15.15 Appendices. The Committee may approve such supplements, amendments or appendices to the Plan as it may consider necessary or appropriate for purposes of compliance with Applicable Laws or otherwise and such supplements, amendments or appendices shall be considered a part of the Plan; provided, however, that no such supplements shall increase the share limitation contained in Section 3.1 of the Plan without the approval of the Board.

15.16 Disclaimer with Respect to PRC Residents. Each Participant who is a resident of the PRC under applicable PRC laws and regulations (a “PRC Resident”) may be required to (a) file or register with, individually or collectively, as the case may be, the State Administration of Foreign Exchange of the PRC (“SAFE”) and any other governmental authorities having jurisdiction over the PRC Resident before the PRC Resident can lawfully own any Shares, and (ii) secure approval from SAFE according to the applicable rules and regulations then in effect before the PRC Resident can purchase foreign exchange with Renminbi, unless the PRC Resident otherwise legally owns foreign exchange for the exercise or settlement of the PRC Resident’s Awards, and such filing or approval is not always attainable, and if the PRC Resident fails to secure filing with or approval from the PRC authorities, the PRC Resident may have difficulties either to remit foreign exchange to the Company to exercise or settle the PRC Resident’s Awards or to receive proceeds and/or to convert the proceeds into Renminbi when the PRC Resident sells Shares issued pursuant to the Award. Failure to comply with these rules may also result in sanctions under the PRC foreign exchange regulations. It is the PRC Resident’s duty to ensure full compliance with these PRC regulations at the PRC Resident’s own expense, and the Company assumes no responsibility to seek proper filing or approval on the PRC Resident’s behalf prior to the initial public offering of the Company. The PRC Resident may have the foreign exchange related issues handled by a domestic agency selected by a PRC Subsidiary, if applicable. However, the PRC Resident shall undertake all the agency fees thereof. The PRC Resident shall indemnify the Company and any of its Related Entities in the event that any such PRC Resident is penalized by SAFE as a result of such PRC Resident’s failure to comply with any applicable rules and regulations then in effect.

Exhibit 99.3

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NOAH)

Form of Proxy for Annual General Meeting

To be held on December 1, 2017

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Noah Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0005 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at Seaview Resort Xiamen, No. 3999, the South Ring Road, Siming District, Xiamen, Fujian Province, 361005, People’s Republic of China at 2:00 p.m. (local time) on December 1, 2017, or at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of Ordinary Shares at the close of business on October 20, 2017 (Eastern Standard Time) (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to four (4) votes. The quorum of the AGM is at least one shareholder entitled to vote and present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative representing not less than an aggregate of one-third of all voting power of the Company’s share capital in issue. This Form of Proxy and the accompanying Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about October 27, 2017.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at No. 1687 Changyang Road, Changyang Valley, Building 2, Shanghai, 200090, People’s Republic of China, Attention: Steve Zeng, Director of Investor Relations, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s office at No. 1687 Changyang Road, Changyang Valley, Building 2, Shanghai, 200090, People’s Republic of China, Attention: Steve Zeng, Director of Investor Relations, as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

1

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NOAH)

Form of Proxy for Annual General Meeting

To be held on December 1, 2017

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                                                                            of                                                                                                                                                                                                         , being the registered holder of                                                   Class A/ Class B ordinary shares1, par value US$0.0005 per share, of Noah Holdings Limited (the “Company”), hereby appoint the Chairwoman of the Annual General Meeting2 or                                                                                                                                     of                                                                                                                                              as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Seaview Resort Xiamen, No. 3999, the South Ring Road, Siming District, Xiamen, Fujian Province, 361005, People’s Republic of China at 2:00 p.m. (local time) on December 1, 2017, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

RESOLUTION

PROPOSAL NO. 1: To approve, confirm and ratify as an ordinary resolution the adoption of the Company’s 2017 Share Incentive Plan.

[ ] FOR[3]	[ ] AGAINST[3]	[ ] ABSTAIN[3]

DATED: , 2017

SHAREHOLDER NAME: [4]

Signature

Signature

1	Please insert number and class of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2	If any proxy other than the Chairwoman of the Annual General Meeting is preferred, strike out the words “the Chairwoman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
3	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.
4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.

2

Exhibit 99.4

Depositary’s Notice of

Annual General Meeting of

NOAH HOLDINGS LIMITED

ADSs:	American Depositary Shares (“ADSs”).

ADS CUSIP No.:	65487X102.

ADS Record Date:	October 20, 2017.

Meeting Specifics:	Annual General Meeting to be held on Friday, December 1, 2017 at 2:00 p.m. (local time) at Seaview Resort Xiamen, No. 3999, the South Ring Road, Siming District, Xiamen, Fujian Province, 361005, People’s Republic of China (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting.

ADS Voting Instructions Deadline:	On or before 10:00 a.m. (New York City time) on November 24, 2017.

Deposited Securities:	Class A ordinary shares of Noah Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	One (1) Class A ordinary share to two (2) ADSs.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong.

Deposit Agreement:	Deposit Agreement, dated as of November 9, 2010, as amended by Amendment No. 1 to Deposit Agreement, dated as of March 28, 2016, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the

Depositary prior to 10:00 a.m. (New York City time) on

November 24, 2017.

The Company has announced that an Annual General Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of the Deposited Securities to vote or to cause the Custodian to vote (in person or by proxy) the Deposited Securities as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.

The Depositary has been advised by the Company that pursuant to Cayman Islands law, voting at any meeting of Shareholders of the Company is by a show of hands unless a poll is demanded. Under the Articles of Association of the Company, a poll may be demanded by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company. The Depositary will not join in demanding a poll, whether or not represented by Holders of ADSs to do so.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement).

Notwithstanding anything else contained in Section 4.10 of the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Exhibit 99.5

Depositary’s Notice of

Annual General Meeting of

NOAH HOLDINGS LIMITED

ADSs:	Restricted American Depositary Shares (“ADSs”).

ADS CUSIP No.:	65487X995.

ADS Record Date:	October 20, 2017.

Meeting Specifics:	Annual General Meeting to be held on Friday, December 1, 2017 at 2:00 p.m. (local time) at Seaview Resort Xiamen No. 3999, the South Ring Road, Siming District, Xiamen, Fujian Province, 361005, People’s Republic of China (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting.

ADS Voting Instructions Deadline:	On or before 10:00 a.m. (New York City time) on November 24, 2017.

Deposited Securities:	Class A ordinary shares of Noah Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	One (1) Class A ordinary share to two (2) ADSs.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong.

Deposit Agreement:	Deposit Agreement, dated as of November 9, 2010, as amended by Amendment No. 1 to Deposit Agreement, dated as of March 28, 2016, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the

Depositary prior to 10:00 a.m. (New York City time) on

November 24, 2017.

The Company has announced that an Annual General Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of the Deposited Securities to vote or to cause the Custodian to vote (in person or by proxy) the Deposited Securities as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.

The Depositary has been advised by the Company that pursuant to Cayman Islands law, voting at any meeting of Shareholders of the Company is by a show of hands unless a poll is demanded. Under the Articles of Association of the Company, a poll may be demanded by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company. The Depositary will not join in demanding a poll, whether or not represented by Holders of ADSs to do so.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement).

Notwithstanding anything else contained in Section 4.10 of the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Exhibit 99.6

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. (New York City time) on November 24, 2017 for action to be taken.

2017 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Noah Holdings Limited (the “Company”)

ADS CUSIP No.:	65487X102.
ADS Record Date:	October 20, 2017.
Meeting Specifics:

Annual General Meeting to be held on Friday, December 1, 2017 at 2:00 p.m. (local time) at Seaview Resort Xiamen No. 3999, the South Ring Road, Siming District, Xiamen, Fujian Province, 361005, People’s Republic of China (the “Meeting”).

Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of November 9, 2010, as amended by Amendment No. 1 to Deposit
Agreement, dated as of March 28, 2016.
Deposited Securities:	Class A Ordinary Shares of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that pursuant to Cayman Islands law, voting at any meeting of Shareholders of the Company is by a show of hands unless a poll is demanded. Under the Articles of Association of the Company, a poll may be demanded by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company.The Depotsitary will not join in demanding a poll, whether or not requested by Holders of ADSs to do so.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement).

Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

RESOLUTION

PROPOSAL NO. 1:    To approve, confirm and ratify as an ordinary resolution the adoption of the Company’s 2017 Share Incentive Plan.

The Depositary has been advised by the Company that its Board of Directors recommends a “FOR” vote for the resolution.

A	Issue Noah Holdings Limited

	For	Against	Abstain
Resolution	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 -Please keep signature within the line	Date (mm/dd/yyyy)
			/	/

Exhibit 99.7

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 a.m. (New York City time) on November 24, 2017 for action to be taken.

2017 VOTING INSTRUCTIONS	RESTRICTED AMERICAN DEPOSITARY SHARES

Noah Holdings Limited (the “Company”)

ADS CUSIP No.:	65487X995.
ADS Record Date:	October 20, 2017.
Meeting Specifics:	Annual General Meeting to be held on Friday, December 1, 2017 at 2:00 p.m. (local time) at Seaview Resort Xiamen No. 3999, the South Ring Road, Siming District, Xiamen, Fujian Province, 361005, People’s Republic of China (the “Meeting”).
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of November 9, 2010, as amended by Amendment No. 1 to Deposit
Agreement, dated as of March 28, 2016.
Deposited Securities:	Class A Ordinary Shares of the Company.
Custodian(s):	Citibank, N.A.—Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that pursuant to Cayman Islands law, voting at any meeting of Shareholders of the Company is by a show of hands unless a poll is demanded. Under the Articles of Association of the Company, a poll may be demanded by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company.The Depotsitary will not join in demanding a poll, whether or not requested by Holders of ADSs to do so.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement).

Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

RESOLUTION

PROPOSAL NO. 1:    To approve, confirm and ratify as an ordinary resolution the adoption of the Company’s 2017 Share Incentive Plan.

The Depositary has been advised by the Company that its Board of Directors recommends a “FOR” vote for the resolution.

A	Issue Noah Holdings Limited

	For	Against	Abstain
Resolution	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 -Please keep signature within the line	Date (mm/dd/yyyy)
			/	/